SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. __)

                         Asia Media Communications, Ltd.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   044912 10 3
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                                 (CUSIP Number)

                                  Edward Tobin
                              c/o GEM Ventures Ltd.
                      1330 Avenue of Americas, 36th Floor
                            New York, New York 10019
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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 30, 1996
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             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section fo the Act but shall be subject to all other provisions of the Act (however, see the notes).

                                  SCHEDULE 13D

CUSIP No. 044912103                                            Page 2 of 5 Pages
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1)   Name of Reporting Persons                       D-Vine Investment Partners
     S.S. or I.R.S. Identification                   EID 13-3911256
     Nos. of Above Persons
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2)   Check the Appropriate Box                       (a) [ ]
     if a Member of a Group*                         (b) [X]
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3)   SEC Use Only


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4)   Source of Funds                                 PF
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5)   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)      [_]
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6)   Citizenship or Place of Organization            Delaware
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Number of Shares       7)    Sole Voting Power       3,656,667
Beneficially Owned by  ---------------------------------------------------------
Each Reporting         8)    Shared Voting Power
Person With...         ---------------------------------------------------------
                       9)    Sole Dispositive Power  3,656,667
                       ---------------------------------------------------------
                       10)   Shared Dispositive Power
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11)   Aggregate Amount Beneficially
      Owned by Each Reporting Person                 3,656,667
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12)   Check if the Aggregate Amount
      in Row (11) Excludes Certain Shares            [_]
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13)   Percent of Class Represented
      by Amount in Row (11)                          76.4%
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14)   Type of Reporting Person                       PN
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                     * See Instructions Before Filling Out!
          Include Both Sides Of The Cover Page, Responses To Items 1-7 (Including Exhibits) Of The Schedule, And The Signature Attestation.

                                  SCHEDULE 13D

CUSIP No. 044912103                                            Page 3 of 5 Pages
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Item 1. Security and Issuer.

     (a) Title of class: Common Stock, par value $.01 per share;

     (b) Name of Issuer and Principal Executive Office: Asia Media Communications, Ltd., 1330 Avenue of the Americas, New York, NY 10019;


Item 2. Identity and Background.

     (a) Name of Person Filing: D-Vine Investment Partners (the "Partnership"), a Delaware general partnership between Christopher F. Brown and Edward Tobin. The principal business of the partnership is to make investments. Mr. Brown is the Vice President and Mr. Tobin is the President of GEM Ventures Ltd., an investment banking firm. The principal business address for the partnership and each of Messrs. Brown and Tobin is 1330 Avenue of the Americas, New York, NY 10019. None of the Partnership, Mr. Brown or Mr. Tobin, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, none was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Messrs. Brown and Tobin are U.S. citizens.


Item 3. Source and Amount of Funds or Other Consideration.

     The funds used in making the purchase were obtained from the personal resources of Messrs. Brown and Tobin.


Item 4. Purpose of Transaction.

     The securities were acquired for investment. There are no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of such securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                                  SCHEDULE 13D

CUSIP No. 044912103                                            Page 4 of 5 Pages
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     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors and to fill any vacancies of the board except that in connection with the acquisition of the securities of the issuer, the existing board of directors resigned and Messrs. Brown, Tobin and Thomas Tuttle were elected as directors to fill the vacancies created thereby and Mr. Tobin was elected as President;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

     (a) The total number of shares purchased was 3,656,667 which represents approximately 76.4% of the total issued and outstanding shares of common stock of the issuer.

     (b) The Partnership has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares purchased and Messrs. Brown and Tobin, as the two general partners of the Partnership, have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the shares purchased.

                                  SCHEDULE 13D

CUSIP No. 044912103                                            Page 5 of 5 Pages
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     (c) On October 30, 1996, the Partnership purchased 3,656,667 shares of the issuer's common stock from Marlow Properties Inc. and Bosing Development Limited for an aggregate consideration of $150,000 (approximately $.04 per share). Such purchase was effected in a private transaction.


Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

     Inapplicable.


Item 7. Material to be Filed as Exhibits.

     Inapplicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                  November 18, 1996
                                        ----------------------------------------
                                                        (Date)

                                        /s/ Edward Tobin
                                        ----------------------------------------
                                             Edward Tobin, General Partner